                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                          Hallwood Energy Corporation
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   40636X105
                                (CUSIP Number)

                               Jack H. Hightower
                            Chief Executive Officer
                             Pure Resources, Inc.
                               500 West Illinois
                             Midland, Texas  79701
                                (310) 726-7768

                                   Copy to:

                                Joe Dannenmaier
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                             Dallas, Texas  75201
                                (214) 969-1393

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 29, 2001
                     (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 40636X105

--------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Persons..............................................................  Pure Resources, Inc.
       I.R.S. Identification Nos. of the above persons (entities only)........................            74-2952918

--------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                                                      (a) [ ]
       (See Instructions)                                                                                    (b) [X]

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(3)    SEC Use Only

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(4)    Source of Funds (See Instructions)                                                                         OO

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(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

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(6)  Citizenship or Place of Organization

     Pure Resources Inc. is a corporation organized under the laws of the State of Delaware.

--------------------------------------------------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                                                       1,458,165
     Shares                   --------------------------------------------------------------------------------------
     Beneficially             (8)  Shared Voting Power                                                             0
     Owned by                 --------------------------------------------------------------------------------------
     Each                     (9)  Sole Dispositive Power                                                  1,458,165
     Reporting                --------------------------------------------------------------------------------------
     Person With:             (10) Shared Dispositive Power                                                        0
     ---------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                       1,458,165(1)

--------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    [ ]

--------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                     15.1%(1)

--------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                  CO

--------------------------------------------------------------------------------------------------------------------
(1) Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105

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
(1)  Name of Reporting Persons.............................................................  Pure Resources II, Inc.
     I.R.S. Identification Nos. of the above persons (entities only).......................                  pending

--------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) [ ]
     (See Instructions)                                                                                      (b) [X]

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)                                                                           OO

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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Pure Resources II, Inc. is a corporation organized under the laws of the State of Delaware.

--------------------------------------------------------------------------------------------------------------------
     Number of                          (7)  Sole Voting Power                                                     0
     Shares                             ----------------------------------------------------------------------------
     Beneficially                       (8)  Shared Voting Power                                           1,458,165
     Owned by                           ----------------------------------------------------------------------------
     Each                               (9)  Sole Dispositive Power                                                0
     Reporting                          ----------------------------------------------------------------------------
     Person With:                       (10) Shared Dispositive Power                                      1,458,165
     ---------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                          1,458,165

--------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    [ ]

--------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                     15.1%(1)

--------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                  CO

--------------------------------------------------------------------------------------------------------------------
(1) Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105

--------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons.............................................................  Titan Exploration, Inc.
     I.R.S. Identification Nos. of the above persons (entities only).......................               75-2671582

--------------------------------------------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) [ ]
     (See Instructions)                                                                                      (b) [X]

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)                                                                           OO

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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Titan Exploration, Inc. is a corporation organized under the laws of the State of Delaware.

--------------------------------------------------------------------------------------------------------------------
     Number of        (7)  Sole Voting Power                                                                       0
     Shares           ----------------------------------------------------------------------------------------------
     Beneficially     (8)  Shared Voting Power                                                             1,458,165
     Owned by         ----------------------------------------------------------------------------------------------
     Each             (9)  Sole Dispositive Power                                                                  0
     Reporting        ----------------------------------------------------------------------------------------------
     Person With:     (10) Shared Dispositive Power                                                        1,458,165
     ---------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,458,165

--------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    [ ]

--------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                     15.1%(1)

--------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                  CO

--------------------------------------------------------------------------------------------------------------------
(1) Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105

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
(1)  Name of Reporting Persons..................................................................  Unocal Corporation
     I.R.S. Identification Nos. of the above persons (entities only)............................          95-3825062

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) [ ]
     (See Instructions)                                                                                      (b) [X]

--------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                                                                           OO

(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

(6)  Citizenship or Place of Organization
     Unocal Corporation is a corporation organized under the laws of the State of Delaware.

--------------------------------------------------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power                                                                        0
     Shares           -----------------------------------------------------------------------------------------------
     Beneficially    (8)  Shared Voting Power                                                              1,458,165
     Owned by         -----------------------------------------------------------------------------------------------
     Each            (9)  Sole Dispositive Power                                                                   0
     Reporting        -----------------------------------------------------------------------------------------------
     Person With:    (10) Shared Dispositive Power                                                         1,458,165
    ----------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                          1,458,165

--------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    [ ]

--------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                     15.1%(1)

--------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                  CO

--------------------------------------------------------------------------------------------------------------------
(1) Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105

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
(1)  Name of Reporting Persons.....................................................  Union Oil Company of California
     I.R.S. Identification Nos. of the above persons (entities only)...............                       95-1315450

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) [ ]
     (See Instructions)                                                                                      (b) [X]

--------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                                                           OO

--------------------------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Union Oil Company of California is a corporation organized under the laws of the State of California.

--------------------------------------------------------------------------------------------------------------------
     Number of            (7)  Sole Voting Power                                                                   0
     Shares               ------------------------------------------------------------------------------------------
     Beneficially         (8)  Shared Voting Power                                                         1,458,165
     Owned by             ------------------------------------------------------------------------------------------
     Each                 (9)  Sole Dispositive Power                                                              0
     Reporting            ------------------------------------------------------------------------------------------
     Person With:         (10) Shared Dispositive Power                                                    1,458,165
     ---------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,458,165

--------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    [ ]

--------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                     15.1%(1)

--------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                  CO

--------------------------------------------------------------------------------------------------------------------
(1) Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001.

                             CUSIP NO.  40636X105

                           Statement on Schedule 13D

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Hallwood Energy Corporation, a Delaware corporation ("Hallwood"). The address of Hallwood's principal executive offices is 4610 S. Ulster Street, Suite 200, Denver, Colorado 80237.

Item 2.   Identity and Background.

     (a)-(c) and (f)

     This Statement is being filed by Pure Resources, Inc., a Delaware corporation ("Pure Resources"), Pure Resources II, Inc., a Delaware corporation ("Purchaser"), Titan Exploration, Inc., a Delaware corporation ("Titan"), Unocal Corporation, a Delaware corporation ("Unocal"), and Union Oil Company of California, a California corporation ("Union Oil" and collectively, the "Reporting Persons"). The information set forth in the Introduction Section 9 ("Certain Information Concerning the Purchaser, Pure Resources, Titan, Union Oil and Unocal") and Schedule I ("Directors and Executive Officers of Pure Resources, the Purchaser, Titan, Union Oil and Unocal") of the Offer to Purchase, a copy of which is incorporated by reference heretoto as Exhibit 1 (the "Offer to Purchase"), is incorporated herein by reference. As set forth in the Offer to Purchase, Purchaser and Pure Resources have commenced a tender offer to purchase (i) all the Common Stock of Hallwood at a purchase price of $12.50 per share, net to the seller, in cash, without interest, and (ii) all the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Hallwood at a purchase price of $10.84 per share, net to the seller, in cash, without interest, upon the terms and subject to the conditions in the Offer to Purchase.

     (d) and (e)

     During the last five years, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons did not pay any consideration to the stockholders of Hallwood in connection with the execution and delivery of the Stockholders Agreement (as defined below) pursuant to which certain stockholders of Hallwood granted Pure Resources or its nominee an irrevocable proxy to vote all the stockholders' shares of Common Stock and Preferred Stock in favor of the Merger (as defined in the Offer to Purchase) and against any action or agreement that would impede, interfere with or prevent the Merger and agreed to tender all their shares of Common Stock and Preferred Stock, as described more fully in the Stockholders Agreement.

Item 4.   Purpose of Transaction.

     (a)-(g) and (j)

     The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 11 ("Contacts and Transactions with Hallwood; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; Plans for Hallwood; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i)

     The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     Except as described in the Offer to Purchase, the Agreement and Plan of Merger, dated March 29, 2001, by and among Hallwood, the Purchaser, and Pure Resources (the "Merger Agreement"), the Stockholders Agreement, dated March 29,2001 by and among the Purchaser, Pure Resources and certain stockholders of Hallwood (the "Stockholders Agreement"), the Reporting Persons have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Hallwood (such as a merger, reorganization, or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Hallwood, (iii) any change in Hallwood's Board of Directors or management of Hallwood, (iv) any material change in Hallwood's indebtedness, capitalization or dividend policy, (v) any other material change in Hallwood's corporate structure or business, (vi) a class of securities of Hallwood being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) a class of equity securities of Hallwood becoming eligible for termination of registration under
Section 12(b) or 12(g) of the Exchange Act, (viii) the acquisition or disposition of securities of Hallwood or (ix) changes in Hallwood's charter or Bylaws.

Item 5.   Interest in Securities of the Issuer.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Pure Resources, Titan, Union Oil and Unocal") Section 11 ("Contacts and Transactions with Hallwood; Background of the Offer"), and Section 12 ("Purpose of the Offer; the Merger Agreement; Plans for Hallwood; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

     Pursuant the Stockholders Agreement, the stockholders of Hallwood party thereto have agreed to vote, and have granted to Pure Resources an irrevocable proxy to vote, their shares of Common Stock and Preferred Stock (and any shares they have subsequently acquire) to approve and vote in favor of the Offer, the Merger Agreement and the transaction contemplated by the Merger Agreement, against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Hallwood under the Merger Agreement and otherwise as contemplated by the provisions of the Stockholders Agreement relating to voting. As a result of Pure Resources' power to vote or direct the vote of the shares beneficially owned by the stockholders who are party to the Stockholders Agreement, each of the Reporting Persons may be deemed to have shared voting power with respect to such shares. As of March 29, 2001, the date on which the parties thereto entered into the Stockholders Agreement, a total of 1,458,165 shares of Common Stock and 2,972 shares of Preferred Stock were owned by stockholders party to such agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Pure Resources, Titan, Union Oil and Unocal"), Section 11 ("Contacts and Transactions with Hallwood; Background of the Offer"), Section 12 ("Purpose of the Offer; the Merger Agreement; Plans for Hallwood; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

     (1) Offer to Purchase, dated April 10, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Reporting Persons on April 10, 2001).

     (2) The Agreement and Plan of Merger, dated March 29, 2001, by and among Hallwood, Pure Resources, and the Purchaser (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Reporting Persons on April 10, 2001).

     (3) Stockholders Agreement, dated as of March 29, 2001, by and among Pure Resources and the Purchaser and certain stockholders of Hallwood (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Reporting Persons on April 10, 2001).

     (4)  Joint Filing Agreement dated April 10, 2001 among the Reporting
          Persons.

                              CUSIP NO. 40636X105


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001               PURE RESOURCES, INC.



                                   By:  /s/ JACK HIGHTOWER
                                        ---------------------------------------
                                        Name:  Jack H. Hightower
                                        Title: President

                              CUSIP NO. 40636X105


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001               PURE RESOURCES II, INC.



                                   By:  /s/ JACK HIGHTOWER
                                        ----------------------------------------
                                        Name:  Jack H. Hightower
                                        Title: President

                              CUSIP NO. 40636X105


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001               TITAN EXPLORATION, INC.



                                   By:  /s/ JACK HIGHTOWER
                                        ----------------------------------------
                                        Name:  Jack H. Hightower
                                        Title: President

                              CUSIP NO. 40636X105


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001               UNOCAL CORPORATION



                                   By:   /s/ DOUGLAS M. MILLER
                                        ----------------------------------------
                                   Name:  Douglas M. Miller
                                         ---------------------------------------
                                   Title:  Vice President, Corporate Development
                                          --------------------------------------

                              CUSIP NO. 40636X105


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001               UNION OIL COMPANY OF CALIFORNIA



                                   By:   /s/ DOUGLAS M. MILLER
                                        ----------------------------------------
                                   Name:  Douglas M. Miller
                                         ---------------------------------------
                                   Title:  Vice President, Corporate Development
                                          --------------------------------------